August 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tim Buchmiller, Staff Attorney

Re:	Navidea Biopharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-262691

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-262691) (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Time on August 3, 2022, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Bill Mower of Maslon LLP, counsel to the registrant, at (612) 672-8358.

Very truly yours,

NAVIDEA BIOPHARMACEUTICALS, INC.

By: /s/ Michael S. Rosol

Michael S. Rosol, Ph.D.

Chief Medical Officer (Principal Executive Officer)

cc:   William M. Mower, Maslon LLP